UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: January 23, 2013

Commission File No. 000-54749

MORRIA BIOPHARMACEUTICALS PLC

53 Davies Street

London W1K 5JH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Morria Biopharmaceuticals Plc

On January 23, 2013, Morria Biopharmaceuticals Plc (the “Company”) issued a press release announcing that Dr. Alan Harris has joined the Company full time as Chief Medical Officer. Dr. Harris was initially recruited to Morria in July 2012 as Chief Medical Officer in a part-time capacity. He will develop and lead the clinical development programs for Morria’s Multi-Functional Anti-Inflammatory Drug candidates including MRX-4 in allergic rhinitis, and MRX-6 in dermatitis. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

Exhibits

Exhibit Number	Description of Exhibit
99.1	Press Release dated January 23, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MORRIA BIOPHARMACEUTICALS PLC

By: /s/ Dov Elefant Dov Elefant Chief Financial Officer Date: January 23, 2013